Exhibit 99.1

press release

ArcelorMittal Enters into Separate, Privately Negotiated Agreements with Certain Holders of its 5.50% Mandatorily Convertible Subordinated Notes due 2023
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR INTO CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH TO DO SO WOULD BE PROHIBITED BY APPLICABLE LAW.
15 December, 2020, 22:30 CET
ArcelorMittal (the “Company” or “ArcelorMittal”) announced today that the Company has entered into separate, privately negotiated exchange agreements with a limited number of holders of the Company’s 5.50% Mandatorily Convertible Subordinated Notes due 2023 (the “Notes”).

Pursuant to the exchange agreements, the Company will exchange $246.8 million in aggregate principal amount of the Notes, for an aggregate of (i) 22,653,933 shares (all existing shares held in treasury) of ArcelorMittal common stock (i.e. the minimum conversion ratio under the Notes) plus (ii) $25.4 million (including accrued interest on the exchanged Notes up to, but excluding, the settlement date). The Company will not receive any proceeds from the delivery of such shares of common stock. The exchanges are expected to close on or about 22 December 2020, subject to customary closing conditions. Following completion of the exchanges, approximately $1.0 billion aggregate principal amount of the Notes will remain outstanding.

ENDS

Important Information

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions.

The securities being offered pursuant to the transaction described in this press release (the “Securities”) have not been and will not be registered under the U.S. Securities Act of 1933, as amended (“Securities Act”), or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold, resold, delivered or otherwise distributed absent registration, except in reliance on an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offering of the Securities in the United States or elsewhere.

This press release is for distribution only to persons who (a) have professional experience in matters relating to investments falling within Article 19(5) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (b) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order; (c) are outside the United Kingdom (“UK”); or (d) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This press release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons.

This press release is only addressed to and directed at persons in member states of the European Economic Area (“EEA”) and in the UK who are "Qualified Investors" within the meaning of Article 2(e) of the Prospectus Regulation. The Securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Securities will be engaged in only with Qualified Investors. This press release must not be acted on or relied on in any member state of the EEA or in the UK by persons who are not Qualified Investors. For the purposes of this provision the expression "Prospectus Regulation" means Regulation (EU) 2017/1129 (as amended or superseded). References in this press release to regulations or directives include, in relation to the UK, those regulations or directives as they form part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in UK domestic law, as appropriate.

No public offering of the Securities is being made in the United Kingdom. In the United Kingdom, all offers of the Securities will be made pursuant to an exemption under the Prospectus Regulation (as defined above) from the requirement to produce a prospectus. No prospectus will be made available in connection with the transaction and no such prospectus is required to be published in accordance with the Prospectus Regulation.

The distribution of this press release and the offering of the Securities in certain jurisdictions may be restricted by law. No action has been taken by the Company that would permit an offering of such Securities or possession or distribution of this press release or any other offering or publicity material relating to such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this press release comes are required by the Company to inform themselves about, and to observe, such restrictions.

The information contained in this press release is subject to change without notice and, except as required by applicable law, the Company does not assume any responsibility or obligation to update publicly or review any of the forward-looking statements contained in it and nor does it intend to. This press release does not identify or suggest, or purport to identify or suggest, the risks (direct or indirect) that may be associated with an investment in the Securities. Any investment decision to participate in the transaction and acquire the Securities must be made solely on the basis of publicly available information.

The information in this press release may not be forwarded or distributed to any other person and may not be reproduced in any manner whatsoever. Any forwarding, distribution, reproduction or disclosure of this information in whole or in part is unauthorized. Failure to comply with this directive may result in a violation of the Securities Act or the applicable laws of other jurisdictions. This press release does not represent the announcement of a definitive agreement to proceed with the transaction and, accordingly, there can be no certainty that the transaction will proceed. The Company reserves the right not to proceed with the transaction or to vary any terms of the transaction in any way.

NOTWITHSTANDING ANYTHING IN THE FOREGOING, NO PUBLIC OFFERING OF THE SECURITIES IS BEING MADE BY ANY PERSON ANYWHERE AND THE COMPANY HAS NOT AUTHORIZED OR CONSENTED TO ANY SUCH OFFERING IN RELATION TO THE SECURITIES.